Exhibit 8.1

Significant Subsidiaries, Consolidated Entity and Subsidiary of Consolidated Affiliated Entity of the Registrant

Subsidiary	Place of Incorporation
Gracell Biotechnologies Holdings Limited	British Virgin Islands
Gracell Biotechnologies (HK) Limited	Hong Kong
Gracell Biopharmaceuticals, Inc.	United States
Gracell Bioscience (Shanghai) Co., Ltd.	People’s Republic of China
Gracell Biomedicine (Shanghai) Co., Ltd.	People’s Republic of China

Consolidated Variable Interest Entity	Place of Incorporation
Gracell Biotechnologies (Shanghai) Co., Ltd.	People’s Republic of China

Consolidated Variable Interest Entity	Place of Incorporation
Suzhou Gracell Biotechnologies Co., Ltd.	People’s Republic of China